Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-282150

TCW PRIVATE ASSET INCOME FUND

SUPPLEMENT DATED APRIL 17, 2025

TO THE PROSPECTUS DATED APRIL 1, 2025

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of TCW Private Asset Income Fund (the “Fund”), dated April 1, 2025 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission and is available free of charge at www.sec.gov or by calling 800-386-3829. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The following changes are made to the Prospectus:

The subsection entitled “By Mail” in the “Plan of Distribution” section is deleted in its entirety and replaced with the following:

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to TCW Private Asset Income Fund to:

Overnight:	Regular Mail:
TCW Private Asset Income Fund c/o U.S. Bank Global Fund Services 801 Pennsylvania Ave, Suite 219252 Kansas City, MO 64105-1307	TCW Private Asset Income Fund c/o U.S. Bank Global Fund Services PO Box 219252 Kansas City, MO 64121-9252

All checks must be in U.S. dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks . To prevent check fraud, the Fund will neither accept third-party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of Shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent may charge a fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to Shareholders. The Fund reserves the right to reject any application.

The subsection entitled “By Wire—Initial Investment” in the “Plan of Distribution” section is deleted in its entirety and replaced with the following:

By Wire—Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application from a Financial Intermediary before an investor wires funds. The Financial Intermediary may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 855-681-6563 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

U.S. Bank, N.A.

777 E Wisconsin Ave

Milwaukee, WI 53202

ABA#: 075000022

Credit: U.S. Bancorp Fund Services

Account Number: 182380074993

(shareholder registration)

(shareholder account number)

The second paragraph in the subsection entitled “Dividend Reinvestment Plan” in the “Distributions” section is deleted in its entirety and replaced with the following:

Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to TCW Private Asset Income Fund, c/o U.S. Bank Global Fund Services, PO Box 219252, Kansas City, MO 64121-9252. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by the DRIP Administrator at least 15 days prior to the record date of the distribution or the Shareholder will receive such Distribution in Shares through the DRIP. Under the DRIP, the Fund’s distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.

The ninth paragraph in the subsection entitled “Dividend Reinvestment Plan” in the “Distributions” section is deleted in its entirety and replaced with the following:

All correspondence concerning the DRIP should be directed to TCW Private Asset Income Fund, c/o U.S. Bank Global Fund Services, PO Box 219252, Kansas City, MO 64121-9252. Certain transactions can be performed by calling the toll free number 800-386-3829.

Please retain this Supplement with your Prospectus.